EXHIBIT 32











                    [Wachtell, Lipton, Rosen & Katz Letterhead]






                                November 24, 1995




         BY HAND

         Neil T. Anderson, Esq.
         Sullivan & Cromwell
         125 Broad Street
         New York, New York  10004

                   Re:  CBI Confidentiality Agreement

         Dear Neil:

                   I am in receipt of your letter dated November 21, 1995 and your mark-up of the proposed confidentiality agreement. As you know, your mark-up quite explicitly proposes that Praxair be treated more favorably than all other interested parties in that, among other things, Praxair would be permitted to continue its tender offer, engage in any other takeover activities and publicly disclose CBI's confidential information in connection with its tender offer. In essence, Praxair is willing to receive CBI's confidential information but only so long as Praxair is subject to virtually no restriction on its activity.

                   Our draft would give Praxair an agreement no less favorable to it than those entered into by other interested parties. We believe that this is fair and is entirely appropriate.

                   CBI has previously announced that it is actively engaged in exploring alternatives for maximizing shareholder value. To, as you put it, recognize Praxair's "unique status," while pleasing Praxair, would not in the judgment of CBI serve CBI's goal of maximizing shareholder value. The Board's fiduciary duties, of course, run to all CBI shareholders, not to Praxair.






         Neil T. Anderson, Esq.
         November 24, 1994




                   As you are aware, our proposed confidentiality agreement contains a two year standstill provision. In the interests of compromise and in order to facilitate your client's access to the information it requests, CBI would be willing to agree to a six month standstill period.

                   We look forward to your thoughts.

                                            Sincerely,


                                            /s/Dick Katcher

                                            Richard D. Katcher

         RDK:b
         Enclosure